Exhibit 77D - DWS Core Fixed Income Fund (a series of DWS Advisor Funds)

At a meeting held May 21-22, 2008, the Board of Trustees of DWS Core Fixed Income Fund, a series of DWS Advisor Funds, approved the Fund's ability to lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions. This Fund was previously authorized by the Board to participate in the securities lending program, but had not included a non-fundamental investment restriction regarding securities lending.




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